United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

1 INTERNAL REGULATIONS OF THE FISCAL COUNCIL OF VALE S.A. SECTION I - CREATION AND COMPOSITION Article 1 - The Fiscal Council is the supervisory body of Vale S.A. (“Vale” or the “Company”), a permanently functioning body, which oversees and verifies the management activities of the Directors and Executive Officers and the compliance with their duties under law or under the Company’s bylaws, in accordance with Brazilian legislation in force, with the terms of Vale’s By-Laws and this Internal Regulations (“Regulations”). Article 2 - The Fiscal Council shall be formed of three (3) to five (5) effective members and their alternates, elected by the Shareholders’ Meeting, observing the impediments set forth in Paragraph 2 of Article 162 of Law No. 6,404/1976. Article 3 - The effective members of the Fiscal Council and their alternates shall carry out their duties until the first Annual Shareholders’ Meeting to be held after their election and may be reelected, as provided by Paragraph 5 of the Article 161 of Law No. 6,404/1976 and Article 34 of Vale’s Bylaws. §1 – The investiture of the members of the Fiscal Council shall take place with the signature of the respective instrument drawn up in the Book of Minutes and Opinions of the Fiscal Council, subject to the provisions of the Sole Paragraph of Article 33 of Vale's Bylaws, as well as the documents referred in Article 16 of these Regulations. § 2 - The Chairman of the Fiscal Council shall be chosen by the absolute majority of votes of the members of the collective body. § 3 - In the absence or temporary incapacity, the President shall (i) as an effective member be replaced by his alternate; and (ii) in the role of President, to be replaced according to Article 10 of these Regulations. In case of resignation or definitive impediment of the President, his respective alternate shall become an effective member, and a new President shall be chosen, as provided for in paragraph 2. § 4 - In case of absence or temporary incapacity of any of the other effective members of the Fiscal Council, such member shall be replaced by his respective alternate. In case of resignation or definitive incapacity, the respective alternate will become an effective member. SECTION II - RESPONSIBILITIES Article 4 - The Fiscal Council shall be responsible for: I. Overseeing the acts of the Directors and Executive Officers and verify compliance with their duties under law and under the Company’s bylaws; II. Commenting on the Management Annual Report, including in its Opinion any additional information deemed necessary or useful to the deliberation of the Shareholders’ Meeting; III. Reviewing and preparing an opinion on the financial statements for the fiscal year and Corporate Charter of the Fiscal Council of Vale S.A. (continued) 2 meeting, at least once a year, with the External Auditor; IV. Analyzing, at least quarterly, balance sheets and other financial statements periodically prepared by the Company and discussing them with the Management and the External Auditor; V. Keeping communication between the Fiscal Council and the External Auditor, in accordance with applicable regulations; VI. Commenting on the proposals of the Management bodies to be submitted to the Shareholders’ Meeting, related to the change in the capital stock, issuance of debentures or subscription warranties, investment plans or capital budgets, dividend distribution, transformation, incorporation, merger or spin-off; VII. Reporting, by any of its members, to the Management bodies and, if they do not take the necessary measures to protect the Company’s interests, to the Shareholders’ Meeting, the errors, fraud, crimes or irregularities and unlawful acts that it becomes aware of, in addition to suggesting useful measures to the Company; VIII. Calling an Annual Shareholders’ Meeting if the management bodies delay such call for more than one (1) month and an Extraordinary Shareholders’ Meeting whenever there are serious or urgent reasons, including on the agenda of the Meetings such matters as they deem necessary; IX. Providing information on matters under its responsibility whenever requested by a shareholder or group of shareholders representing at least 5% of the capital stock; X. Reading the reports of the Internal Audit and the External Auditor, analyzing their recommendations and opinions and invite them to participate, when necessary, in the meetings of the Fiscal Council; XI. Analyzing the report issued by the External Auditor, containing the material matters addressed to Management, regarding the accounting records, financial statements, internal control systems of Vale and its consolidated subsidiaries, accompanied by the respective comments and responses from the Management; XII. Preparing its annual budget, including, in particular, the contracting of services provided in Article 7 of this Internal Regulations; XIII. Exercising the duties related to its supervisory power during the liquidation of the Company, according to the applicable legislation in force. XIV. To approve the Fiscal Council calendar of meetings and the annual Work Plan. § 1 - The Fiscal Council shall examine the Minutes of Meetings of the Company’s Executive Committee, the Audit and Risks Committee, the Company’s Board of Directors and other documents and information that it deems necessary for the exercise of its activities. Corporate Charter of the Fiscal Council of Vale S.A. (continued) 3 § 2 - The Fiscal Council shall meet with the Audit and Compliance Office and receive a Report, at least every six months, prepared from the data obtained by the Whistleblower Channel containing, in detail, the complaints related to (i) financial statements; (ii) internal controls; (iii) risks and compliance; (iv) fraud; (v) relevant cases of conflicts of interests, theft or robbery; (vi) cases related to non-compliance with laws; (vii) corruption; and (viii) cases involving members of the Executive Committee and leaders who report directly to the President and to the Board of Directors, in addition to an executive summary of the complaints received in the period and the main actions taken by the Company, as provided for in the work plan of the Fiscal Council. § 3 - The Fiscal Council shall request clarifications and/or information from the Management bodies regarding its supervisory function, as well as the preparation of special financial or accounting statements. § 4 – At least one member of the Fiscal Council shall (i) attend the meeting of the Board of Directors in which the matters on which the Fiscal Council must give an opinion is resolved, remaining in the meeting only during the discussion and deliberation of such matters; and (ii) attend any Shareholders’ Meeting in which it may be required to express its opinion on a matter on the agenda. § 5 - The Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, its Opinion on the Management Annual Report, the financial statements for the year and other documents related to the matters included in the agenda, on which it shall give its opinion according to item IV, Article 133 of Law No. 6,404/1976 and Article 39 of Vale’s By-Laws. § 6 - Any member of the Fiscal Council may request from the External Auditor and the Internal Audit clarifications and information deemed necessary, as well as the investigation of specific facts. Article 5 - The Fiscal Council Chairman shall be responsible for: I. Defining the agenda, with the support of Vale's Corporate Governance Office ("DGC"), convene, install and chair the meetings of the Fiscal Council; II. Ensuring the effectiveness and good performance of the body, conducting the actions of the Fiscal Council in accordance with the principles of good corporate governance; III. Ensuring that meetings are run properly, cover all items on the agenda and meet deadlines for presentations, encouraging the participation of all members of the Fiscal Council present; IV. Proposing, with the support of DGC, the calendar of meetings and the annual Work Plan; e V. Ensuring the faithful compliance with these Regulations. SECTION III - SUPPORT AND ADVICE TO THE FISCAL COUNCIL Article 6 - The Fiscal Council shall have the administrative support of DGC, which shall be responsible for the following duties: Corporate Charter of the Fiscal Council of Vale S.A. (continued) 4 I. To organize the infrastructure of the meetings of the Fiscal Council; II. To develop a proposal for an annual calendar of meetings, including the dates of the Shareholders’ Meetings, and the technical visits and Onboarding and Training trips; III. To assist in the preparation, convening and distribution of the agenda and support materials ; IV. To act as secretary of the meetings, prepare the respective Minutes and keep them in custody at the Company’s headquarters; V. To issue and receive the relevant documentation from the Fiscal Council; VI. To foward the Minutes and Opinions of the Fiscal Council to the competent bodies. VII. To act as the main point of interaction and dialogue between the Fiscal Council and the Executive Committee and employees of Vale and its subsidiaries, ensuring adequate interaction and timeliness and equity in the flow of information while optimizing Vale's decision-making process; VIII. To develop the Annual Work Plan of the Fiscal Council for the purposes as provided by Article 5, IV, of these Regulations and conduct the Onboarding and Training Program for the members of the Fiscal Council; IX. To support the Fiscal Council with administrative matters in what is necessary for compliance with the provisions of these Internal Regulations and of the applicable legislation. Article 7 - The Fiscal Council may request to the Executive Committee or DGC, in accordance with Vale’s regulations, to hire external advisors (lawyers, consultants, analysts and others) in order to assist it in achieving its purposes and may also approve the payment of such advisors and any administrative expenses necessary for the performance of their duties, observing the forecast its own budget. The hiring of advisors and their estimated costs must be communicated to the Company's Executive Committee, for financial planning purposes. Sole Paragraph - Notwithstanding the foregoing, the Fiscal Council may, in order to investigate a fact which needs clarification for the performance of its duties, justifiably, formulate questions to be answered by an expert and ask that the Executive Committee appoint, for this purpose, within the maximum period of 30 (thirty) days, three experts who can be individuals or legal entities, of recognized knowledge in the area in question, among which the Fiscal Council shall choose one, whose fees shall be paid by the Company. SECTION IV - MEETINGS Article 8 - The Fiscal Council shall meet ordinarily once a month and extraordinarily, whenever called by the Chairman of the Fiscal Council. The meetings shall begin with the presence of the majority of its effective members and shall be held preferably be held at the Company’s headquarters. The members may participate in the meetings by teleconference, videoconference or any other means of simultaneous communication with the other members attending the meeting that ensures the effective participation of its members, the security of information and the authenticity of the vote. It will also be allowed to hold Corporate Charter of the Fiscal Council of Vale S.A. (continued) 5 meetings in which the participation of the Fiscal Council members takes place through the combination of one or more of the means above. The Fiscal Council member, in these cases, will be considered present at the meeting and his vote will be valid, for all legal purposes. Sole Paragraph - Members of the Fiscal Council who participate in meetings remotely must (i) avoid access from public places; (ii) keep the cameras on during meetings; and (iii) access using your email address @vale. Any exceptions to the rules set out herein should be dealt with directly with DGC. Article 9 – The deliberations of the Fiscal Council shall be taken by majority vote; however, the dissenting members may record their duly substantiated opposition in the minutes. § 1 - The agenda of the meetings, shall be made available to the effective members of the Fiscal Council at least five (5) business days in advance, on the Corporate Governance Portal, except in extraordinary or urgent situations, to be evaluated by the Chairman of the Fiscal Council, in which exceptionally such minimum period may be reduced. The Corporate Governance Portal is also used to provide documents, reports, presentations, and financial statements, among other documents are inherent to the agenda’s assignments. §2 –The agenda of the meetings shall be prepared in accordance with the Work Plan approved annually by the members of the Fiscal Council and with any demands presented by the Fiscal Council or by the Management. § 3 - If an effective member is unable to attend a meeting, this member must notify DGC and the Chairman of the Fiscal Council, at least forty-eight (48) hours in advance, so that the alternate member be called, if applicable. § 4 - The minutes of the Fiscal Council shall be forwarded to the Board of Directors or to the body designated by the Board of Directors. Article 10 - The Chairman shall coordinate the meetings of the Fiscal Council. In the event of the Chairman’s absence, the members of the Fiscal Council attending the meeting shall select a member who shall coordinate the meeting. SECTION V - LIABILITY AND DUTIES Article 11 - The members of the Fiscal Council undertake to comply with the Company’s Code of Conduct, the Corporate Anti-corruption Policy and the Global Anticorruption Manual, the Policies on Related Parties Transactions, Conflict of Interests Management, and Disclosure of Information and Securities Trading, and other applicable internal policies and rules. Article 12 - It is the duty of the Fiscal Council Member to use Vale domain e-mail and Teams Vale in communications with the other members of the Fiscal Council, Vale executives and/or DGC, and the use of other instant messaging tools and e-mails from public domains (e.g., hotmail, gmail, etc.) should be avoided. In exceptional cases, the use of e-mails from public domains should be dealt with directly with DGC. Article 13 - The Fiscal Council Members shall have access to all documents and information required to perform their duties except for conflict of interest subjects. Any and all requests for documents and Corporate Charter of the Fiscal Council of Vale S.A. (continued) 6 information must be addressed to DGC, which will liaise with the other bodies and boards of the Company and ensure the isonomic information among all Fiscal Council members. § 1 – In cases of potential conflict of interests in relation to a specific topic, the member of the Fiscal Council involved must not receive any document or information on the matter and must physically withdraw from the related discussions, without neglecting their legal duties, under the terms of the Conflict of Interests Management Policy. The manifestation, incapacity declared or abstention by the Fiscal Council member must be justified and recorded in the minutes of the meeting of the Fiscal Council or, when applicable, by other means. § 2 – Notwithstanding the provisions of paragraph 1 above, if a member of the Fiscal Council understands and justifies, in writing, that he or she is not conflicted in relation to a specific topic, the documents or information on that topic will be made available to such member, who will participate, including physically, in the discussions, and his or her vote will be recorded in the minutes. The formal justification presented by the member of the Fiscal Council will be filed at the Company's headquarters. Article 14 – Any trips for technical visits and for the Onboarding and Training Program shall be provided for in the approved annual calendar and shall comply with the internal policies and rules adopted by the Company, in particular the rules set forth in Vale's Guidelines for the Use of Administrative Services (PGS-006047). SECTION VI - SELF-ASSESSMENT Article 15 - The Fiscal Council shall make a self-assessment of its work before the end of the term office of its members. SECTION VII - GENERAL PROVISIONS Article 16 - At the time of investiture, the member of the Fiscal Council shall: I. Inform Vale’s CFO and Investor Relations Officer of the amount of securities issued by Vale and its subsidiaries or parent companies, if any, that are publicly-held companies that may be held by him/her, as well as those owned by his/her spouse, unless he/she is divorced in fact or in court, by a companion, by any dependent included in the annual income tax return and of companies controlled directly or indirectly by such persons; II. Enter into a Confidentiality Agreement with Vale; III. Enter into an Indemnity Agreement with Vale; IV. Sign the term of Adherence to the Policy for the Disclosure of Information and Trading of Securities, accompanied by the other information required in accordance with the aforementioned Policy; V. Sign the Term of Receipt and Commitment to Vale’s Code of Ethics and Conduct; VI. Sign the Term of Adherence to the Policy of Transactions with Related Parties, accompanied by Corporate Charter of the Fiscal Council of Vale S.A. (continued) 7 questionnaires and other information required in accordance with this Policy; VII. Sign a Term of Adherence to the Conflict of Interests Management Policy, accompanied by the questionnaires and other information required in accordance with this Policy; VIII. Terms of Adherence to the Rules of Use of Vale's Corporate Governance Portal; IX. D&O Questionnaire, under the terms of the applicable legislation; and X. Term of Adherence to Vale's Guidelines for the Use of Administrative Services (PGS-006047). Article 17 – The Fiscal Council shall meet, at least quarterly, with the Board of Directors to address matters of common interest provided for in the Bylaws and in the applicable legislation. Article 18 – The Fiscal Council shall also meet, at least once a year, with the Chairman of the Board of Directors. Article 19 – The Fiscal Council shall be responsible for resolving any existing doubts and omissions in this Internal Resolutions, as well as promoting such changes as it deems necessary, in compliance with current provisions in law and in the Company’s bylaws. Article 20 – In the event of any conflict between these Regulations and Vale's Bylaws, the latter shall prevail and these Rules shall be amended to the extent necessary. This document was deliberated at the meeting of the Fiscal Council held on 07/28/2026. ***

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 4, 2026		Director of Investor Relations